UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2011

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                              No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In June 2011, Sanofi issued the press releases attached hereto as Exhibit 99.1 to 99.5 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated May 31, 2011: Sanofi GetGoal Program on Lyxumia®, as an Add-on to Basal Insulin, Shows Significant Positive Phase III Results

Exhibit 99.2	Press release dated June 4, 2011: Sanofi’s Investigational Semuloparin in Cancer Patients initiating Chemotherapy Shows a 64 % Risk Reduction in Life-Threatening Venous Thrombo-Embolism

Exhibit 99.3	Press release dated June 6, 2011: ZALTRAP™ (aflibercept) Significantly Improved Survival in Previously Treated Metastatic Colorectal Cancer Patients

Exhibit 99.4	Press release dated June 6, 2011: New Data in Breast and Ovarian Cancer Presented at ASCO Support Continued Development of Iniparib

Exhibit 99.5	Press release dated June 15, 2011: Sanofi announces that 58% of the 2010 dividend will be paid in shares and 42% in cash

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2011	SANOFI

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated May 31, 2011: Sanofi GetGoal Program on Lyxumia®, as an Add-on to Basal Insulin, Shows Significant Positive Phase III Results

Exhibit 99.2	Press release dated June 4, 2011: Sanofi’s Investigational Semuloparin in Cancer Patients initiating Chemotherapy Shows a 64 % Risk Reduction in Life-Threatening Venous Thrombo-Embolism

Exhibit 99.3	Press release dated June 6, 2011: ZALTRAP™ (aflibercept) Significantly Improved Survival in Previously Treated Metastatic Colorectal Cancer Patients

Exhibit 99.4	Press release dated June 6, 2011: New Data in Breast and Ovarian Cancer Presented at ASCO Support Continued Development of Iniparib

Exhibit 99.5	Press release dated June 15, 2011: Sanofi announces that 58% of the 2010 dividend will be paid in shares and 42% in cash

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